NAME OF REGISTRANT:
Franklin Strategic Series
File No. 811-6243


EXHIBIT ITEM No. 77C: Submission of matters to a vote of security holders.


	FRANKLIN STRATEGIC SERIES

	ACTION OF SOLE SHAREHOLDER BY WRITTEN CONSENT



The undersigned, being the sole shareholder of the Franklin Large Cap Growth Fund (the "Fund"), a series of Franklin Strategic Series (the "Trust"), does hereby take the following actions and does hereby consent to the following resolutions:


RESOLVED:	That the terms and conditions of the Investment
Advisory Agreement dated May 18, 1999 entered into between
Franklin Advisers, Inc. and the Trust, be, and it hereby is, approved for the Fund.


By execution hereof, the undersigned shareholder waives prior notice of the foregoing action by written consent.



FRANKLIN RESOURCES, INC.




By:  /s/ Harmon E. Burns
	Harmon E. Burns
	Executive Vice President



Dated:  June 4, 1999


wpdoc2\nsar\1999\461-77c - 1999.doc
11/16/99